                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*


                         THE ARNOLD PALMER GOLF COMPANY
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                  696765 10 06
                                  ------------
                                 (CUSIP Number)

                   HUGH F. SHARBER, ESQ., MILLER & MARTIN LLP
                         SUITE 1000, VOLUNTEER BUILDING,
                    832 GEORGIA AVENUE, CHATTANOOGA, TN 37402
                                 (423) 756-6600
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 29, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                       APGC Holdings Company, LLC
         ----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group.

         (a)    X
              -------
         (b)
              -------

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Source of funds:  AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                      ------

6.       Citizenship or place of organization:       Delaware

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -              0
                                      -----------------------------------------

         8.       Shared voting power -    1,597,717
                                      ------------------------------------------

         9.       Sole dispositive power -           0
                                           -------------------------------------

         10.      Shared dispositive power - 1,597,717
                                          --------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,597,717
         -----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                -------

13.      Percent of Class Represented by Amount in Row (11) - 41.1%
                                                             --------

14.      Type of reporting person -   PN

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                         John T. Lupton
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group.

         (a)    X
              ------

         (b)
              ------

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Source of funds:  PF, AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                      -------

6.       Citizenship or place of organization:    United States of America

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -              0
                                      ------------------------------------------

         8.       Shared voting power -    1,343,272
                                      ------------------------------------------

         9.       Sole dispositive power -    890,000
                                         ---------------------------------------

         10.      Shared dispositive power - 1,343,272
                                           -------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            2,233,272
         -----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares      X
                -----------

13.      Percent of Class Represented by Amount in Row (11) - 46.7%
                                                             --------

14.      Type of reporting person -   IN
                                    -------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                       Arnold Palmer Enterprises, Inc.
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group.

         (a)    X
             -----------

         (b)
             -----------

3.       SEC Use Only
                     -----------------------------------------------------------

4.       Source of funds:  AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                      --------

6.       Citizenship or place of organization: Ohio
                                               ----------------------

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -           0
                                      ------------------------------------------

         8.       Shared voting power -         0
                                      ------------------------------------------

         9.       Sole dispositive power -      100,000
                                         ---------------------------------------

         10.      Shared dispositive power -    0
                                           -------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
              100,000

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                 -----------

13.      Percent of Class Represented by Amount in Row (11) - 2.5%
                                                             -------

14.      Type of reporting person -   CO
                                     -------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                         Arnold D. Palmer
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group.

         (a)    X
             --------

         (b)
             --------

3.       SEC Use Only
                     -----------------------------------------------------------

4.       Source of funds:  AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                      -------

6.       Citizenship or place of organization:       United States of America

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -              0
                                      ------------------------------------------

         8.       Shared voting power -       254,445
                                      ------------------------------------------

         9.       Sole dispositive power -         0
                                        ----------------------------------------

         10.      Shared dispositive power -  354,445
                                          --------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
               354,445
         -----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares       X
                 -------------

13.      Percent of Class Represented by Amount in Row (11) - 8.9%
                                                             -------

14.      Type of reporting person -   IN
                                    ------

                                                   SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER

         a.       Class of Securities:  Common Stock,  par value
                                        $0.50 per share ("Common Stock")

         b.       Issuer:       The Arnold Palmer Golf Company
                                6201 Mountain View Road
                                Ooltewah, Tennessee 37363

ITEM 2.           IDENTITY AND BACKGROUND

         a.       Name:         APGC Holdings Company, LLC ("Holdings"),
                                a Delaware limited liability company

         b.       Address:      Suite 702, Tallan Building
                                Two Union Square
                                Chattanooga, Tennessee 37402

         c.       Business or   Holding Company
                  occupation:

         Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each member or controlling person or officer or director of a member of Holdings are as follows:


                                      Residence or              Principal Occupation
              Name                  Business Address                or Employment
              ----                  ----------------            ---------------------

         John T. Lupton             Suite 702                    Private Investor
                                    Two Union Square
                                    Chattanooga, TN 37402

         Arnold Palmer              P.O. Box 52                  Management Company
          Enterprises, Inc.         Youngstown, PA 15696

         Arnold D. Palmer           P.O. Box 52                  Professional Golfer
                                    Youngstown, PA 15696

         Cindy L. Davis             6201 Mountain View Road      President & Chief
                                    Ooltewah, TN 37363           Executive Officer,
                                                                 The Arnold Palmer
                                                                 Golf Company

         Mark H. McCormack          IMG                          Chairman of IMG,
                                    IMG Center, Suite 100        a sports marketing
                                    1360 East 9th Street         and management
                                    Cleveland, Ohio 44114        company

         Arthur J. Lafave, Jr.      IMG                          Senior Vice President
                                    IMG Center, Suite 100        of IMG, a sports
                                    1360 East 9th Street         marketing and
                                    Cleveland, Ohio 44114        management company

         Alastair J. Johnston       IMG                          Senior Vice President
                                    IMG Center, Suite 100        of IMG, a sports
                                    1360 East 9th Street         marketing and
                                    Cleveland, Ohio 44114        management company


         d. None of the persons identified in this Item 2 has been convicted in a criminal proceeding during the past five years.

         e. None of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         f. Citizenship: All of the natural persons identified in this Item 2 are citizens of the United States of America

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Holdings was formed on April 28, 1999, for the express purpose of acquiring all of the outstanding shares of the Issuer not held by Holdings or its members or their affiliates. On April 29, 1999, Holdings made a proposal to the Board of Directors of the Issuer to acquire all of the outstanding shares of the Common Stock not owned by Holdings or its affiliates at a cash price per share of $1.20 pursuant to a cash-out merger (the "Proposed Transaction"). A copy of the letter setting forth Holdings proposal is filed as Exhibit A to this Schedule 13D. Also on April 29, 1999, Holdings received commitments from its members to contribute 1,597,717 shares of the outstanding Common Stock of the Issuer to Holdings upon the consummation of the Proposed Transaction as capital contributions. No funds or other consideration will be transferred to the members in connection with the contributions. If the transaction is consummated, the purchase price for the shares to be acquired in the Proposed Transaction is to be funded from additional cash contributions from personal funds of the members of Holdings or their affiliates.

ITEM 4.           PURPOSE OF TRANSACTION

                  Holdings has been formed for the express purpose of acquiring all of the outstanding shares of the Issuer not held by Holdings or its members or their affiliates. Consummation of the acquisition would be subject to the negotiation and execution of a merger agreement, approval of the Board of Directors and shareholders of the Issuer, certain other conditions imposed by Holdings, as well as other customary conditions in a transaction of this nature, including receipt of all necessary regulatory approvals. Holdings anticipates that upon completion of the acquisition, the registration of the Common Stock of the Company will be terminated and the Issuer will no longer be a publicly-traded reporting company under the Securities Exchange Act of 1934, as amended. Holdings reserves the right to withdraw the proposal in its discretion at any time.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  As of April 29, 1999, Holdings has received commitments from its members to contribute 1,597,717 shares of Common Stock to Holdings in the event of the consummation of the Purposed Transaction. Based upon these commitments Holdings would be deemed to beneficially own 41.1% of the outstanding shares of Common Stock of the Issuer.

                  In addition to 1,343,272 shares of Common Stock which have been agreed to be contributed to Holdings in the event of the consummation of the Proposed Transaction, Mr. Lupton beneficially owns currently vested warrants to purchase 890,000 shares of Common Stock of the Issuer.

                  Arnold Palmer Enterprises, Inc. beneficially owns currently vested warrants to purchase 100,000 shares of Common Stock of the Issuer.

                  Ms. Davis is deemed to beneficially own currently vested stock options to purchase 20,000 shares of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  As of April 29, 1999, John T. Lupton and an affiliated entity, pursuant to Contribution Agreements with Holdings attached as Exhibit B, have agreed to contribute to Holdings 1,343,272 outstanding shares of Common Stock of the Issuer beneficially owned by Mr. Lupton and any additional shares to be issued to Mr. Lupton in connection with the conversion of outstanding debt of the Issuer in the event the acquisition is consummated. Also as of April 29, 1999, Arnold Palmer pursuant to a Contribution Agreement with Holdings attached as Exhibit B, has also agreed to contribute to Holdings 254,445 outstanding shares of Common Stock of the Issuer to Holdings in the event the acquisition is consummated. Also as of April 29, 1999, Arnold Palmer Enterprises, Inc., pursuant to a Contribution Agreement with Holdings attached as Exhibit B, has also agreed to contribute to Holdings any additional shares to be issued in connection with the conversion of outstanding debt of the Issuer in the event the acquisition is consummated.

ITEM 7.           MATERIAL FILED AS EXHIBITS

                  Exhibit A: Proposal Letter dated April 29, 1999

                  Exhibit B: Contribution Agreements dated April 29, 1999

                  Exhibit C: Joint Filing Agreement and Power of Attorney

                  After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     APGC HOLDINGS COMPANY, LLC


       4/30/99                       By:     /s/ Cindy L. Davis
-----------------------                  ---------------------------------
Date                                 Title:  President & CEO
                                           -------------------------------

                  After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/30/99                                           /s/ John T. Lupton
---------------                             ------------------------------
Date                                                 John T. Lupton

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     ARNOLD PALMER ENTERPRISES, INC.


    5/10/99                          By: /s/ Alastair J. Johnston
------------------                       ----------------------------
Date                                 Title: Chief Operating Officer
                                           --------------------------

                  After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   4/30/99                                      /s/ Cindy L. Davis
---------------                             ------------------------------
Date                                                Cindy L. Davis

                  After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   5/10/99                                     /s/ Arnold D. Palmer
---------------                             ------------------------------
Date                                               Arnold D. Palmer

                                    EXHIBIT A

                           APGC HOLDINGS COMPANY, LLC
                             THE LUPTON COMPANY, LLC
                               702 TALLAN BUILDING
                              CHATTANOOGA, TN 37402


                                 April 29, 1999


Board of Directors
The Arnold Palmer Golf Company
6201 Mountain View Road
Ooltewah, Tennessee 37363

                  Re:      Proposal for Acquisition

Dear Board of Directors:

                  APGC Holdings Company, LLC, ("Holdings") is pleased to submit a proposal to acquire The Arnold Palmer Golf Company (the "Company") in a cash-out merger transaction in which the Company will merge with Holdings or a wholly-owned subsidiary of Holdings (the "Merger"). The President and Chief Executive Officer of the Company, Ms. Cindy L. Davis, and certain shareholders and directors of the Company, including Messrs. John T. Lupton and Arnold D. Palmer, have formed Holdings for the purpose of acquiring the Company. These individuals or their affiliates have agreed to contribute approximately 41 percent of the issued and outstanding shares of common stock of the Company to Holdings.

                  Holdings hereby proposes to pay, upon the consummation of the Merger, $1.20 per share to the holders of the issued and outstanding shares of the Company which are not then owned by Holdings. All such shares shall be canceled in the Merger. Upon the consummation of the Merger, the registration of the Company as a publicly-traded reporting company under the Securities Exchange Act of 1934, as amended, shall be terminated.

                  This proposal is subject to the negotiation of a definitive merger agreement and other documentation of the Merger which are, in form and substance, satisfactory to Holdings and which include customary representations, warranties, covenants and conditions. Moreover, this proposal is subject to the following additional conditions:

         1. Holdings shall have made arrangements for the satisfactory restructuring of the Company's outstanding indebtedness on terms acceptable to Holdings including the Company's short- and long-term debt and the Company's outstanding subordinated debentures whether held by affiliates of Holdings or others.

         2. No litigation or other challenge to the proposal shall have been commenced or threatened whether by the existing shareholders of the Company or others.

         3. The Company shall not have entertained proposals or entered discussions with any other persons regarding the acquisition of all of the stock or substantially all of the assets of the Company.

         4. The Company shall not have suffered, or expect to suffer, a material adverse change in its business, operations, properties or financial condition arising from any cause whatsoever.

         5. The Company shall have received no indication that it will be unable to obtain any necessary consents or approvals from third parties necessary for the consummation of the Merger including consents from third-parties that have existing contractual relationships with the Company or governmental approvals or authorizations for the form or substance of the transaction.

         6. The Merger can be structured in a fashion to obtain the most favorable tax treatment possible for Holdings and the Company including fully utilizing the net operating loss carry forwards of the Company to offset income of the Company to the extent permitted under the Internal Revenue Code of 1986, as amended.

         7. There shall be no indication that the execution of a definitive merger agreement shall be delayed beyond June 30, 1999, or that closing of the Merger shall be delayed beyond September 30, 1999.

                  Please note that this proposal is preliminary in nature and may be withdrawn by Holdings by notice provided to the Company at any time prior to the execution of a definitive merger agreement notwithstanding the continued satisfaction of the conditions enumerated above.

                  Please note as well that this proposal is being made solely to you in your capacity as representatives of the Company and is not to be construed as a proposal to purchase on any terms other than as specifically set forth herein or as a proposal to anyone other than the Company. This proposal is further to be treated as confidential pending agreement by the Company and Holdings of an appropriate public announcement.

                                     Yours very truly,

                                     APGC HOLDINGS COMPANY, LLC

                                     /s/ Cindy L. Davis
                                     ---------------------------
                                     Cindy L. Davis
                                     President and Chief Executive Officer

                                   EXHIBIT B-1

                             CONTRIBUTION AGREEMENT


                  This Contribution Agreement is made and entered into as of the 29th day of April, 1999, by and between John T. Lupton Trust (the
"Contributor"), and APGC Holdings Company, LLC, a Delaware limited liability company (the "Company").

                  The Contributor has agreed to make contributions to the capital of the Company in accordance with the terms and conditions described in this Agreement.

                  NOW, THEREFORE, for and in consideration of the premises and the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1. Subscription and Contribution. The Contributor hereby subscribes for a Membership Interest (the "Membership Interest") in the Company on the terms and conditions described herein. As consideration for the Membership Interest, the Contributor agrees to contribute:

                  (a)      Upon the capital call set forth in Section 2 below:

                           (i) 833,333 shares of common stock of the Arnold Palmer Golf Company, a Tennessee corporation ("APGC"); and

                           (ii) any additional shares of APGC common stock or other securities to be issued to Contributor in connection with the conversion of APGC indebtedness into equity.

                  The consideration described in Section 1(b) above shall be referred to as the "Contribution Amount."

                  The parties agree and acknowledge that the Membership Interest will have the financial and governance rights prescribed by the Delaware Limited Liability Company Act (the "Act"), and the Company's Certificate of Formation and the Limited Liability Company Agreement. The Membership Interest allocated to the Contributor upon receipt by the Company of the Contribution Amount shall be determined by the Board of Managers.

                  2. Capital Call. The Contributor agrees to deliver to the Company the Contribution Amount upon the call by the Company's Board of Managers at the closing of the merger pursuant to which the Company or a wholly-owned subsidiary of the Company will merge with APGC in accordance with the terms of, and subject to the conditions set forth in, the Proposal for Acquisition in the form attached hereto as Appendix 1 , as such terms may hereafter be amended or modified by the Board of Managers of the Company.

                  3. Representations. The Contributor represents, warrants and acknowledges to the Company that:

                  (a) The Contributor understands and agrees that the Membership Interest is subject to certain restrictions set forth in the Limited Liability Company Agreement, which the Contributor agrees to be bound by;

                  (b) The Contributor is aware that (i) no registration statement relating to the Membership Interest has been filed under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state, (ii) the Membership Interest may not be transferred or resold except as permitted under applicable securities laws, including the Securities Act and such state securities laws, pursuant to registration or exemption therefrom and (iii) the Company will refuse to allow any transfer of the Membership Interest in violation of applicable securities laws, including the Securities Act or such state securities laws;

                  (c) The Contributor understands that the Company is not obligated to register the Membership Interest under the Securities Act or under any state securities laws. The Contributor further understands that the Company is not obligated to take any action, except as may be required by law, necessary to make Rule 144 under the Securities Act or any other method available for resales of the Membership Interest by the Contributor;

                  (d) The Contributor acknowledges that the Company has not prepared, and that it has not been requested by the Contributor to prepare, a comprehensive written prospectus or disclosure statement in connection with the issuance of the Membership Interest to the Contributor, covering the business, operations, management, financial condition or prospects of the Company of the nature that otherwise might be required if the sale of the Membership Interest to the Contributor were required to be registered under the Act. The Contributor further acknowledges that the Company, prior to the date hereof, has furnished the Contributor the opportunity to ask questions of and receive answers from the Company concerning the financial and business affairs of the Company and has afforded the Contributor the opportunity to verify the accuracy of all information provided or made available to the Contributor by the Company;

                  (e) The Contributor is acquiring the Membership Interest for investment, for the Contributor's own account and not with a view to the distribution thereof; and

                  (f) The Contributor understands that the foregoing representations, warranties, acknowledgments and agreements will be relied upon by the Company as a basis for exemption of the issuance of the Interest from the registration requirements of the Securities Act and any applicable state securities law.

                  4. Assignment. With the prior written approval of the Company, the Contributor's obligation to contribute cash to the Company in accordance with Section 1(b) (iii) of this Agreement may be assigned to a third party or third parties. In the absence of such prior written approval by the Company, any such assignment shall be null and void.

                  5. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Contributor and the Contributor's heirs, executors, administrators, successors, legal representatives and assigns. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns.

                  IN WITNESS WHEREOF, the Contributor has executed and delivered this Agreement, effective as of the day and year first above written.

                                           CONTRIBUTOR:

                                           JOHN T. LUPTON TRUST

                                           By:   /s/ Joel W. Richardson, Jr.
                                               -------------------------------


Accepted:

APGC HOLDING COMPANY, LLC

     /s/ Cindy L. Davis
--------------------------------
Cindy L. Davis
President

                                   EXHIBIT B-2

                             CONTRIBUTION AGREEMENT


                  This Contribution Agreement is made and entered into as of the 29th day of April, 1999, by and between Arnold Palmer (the "Contributor"), and APGC Holdings Company, LLC, a Delaware limited liability company
(the "Company").

                  The Contributor has agreed to make contributions to the capital of the Company in accordance with the terms and conditions described in this Agreement.

                  NOW, THEREFORE, for and in consideration of the premises and the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1. Subscription and Contribution. The Contributor hereby subscribes for a Membership Interest (the "Membership Interest") in the Company on the terms and conditions described herein. As consideration for the Membership Interest, the Contributor agrees to contribute:

                  (a)      $450 upon the date hereof; and

                  (b)      Upon the capital call set forth in Section 2 below:

                           (i) 254,445 shares of common stock of the Arnold Palmer Golf Company, a Tennessee corporation ("APGC");

                           (ii) any additional shares of APGC common stock or other securities to be issued to Contributor in connection with the conversion of APGC indebtedness into equity; and

                           (iii) an aggregate of $________________ (to be determined).

                  The consideration described in Section 1(b) above shall be referred to as the "Contribution Amount."

                  The parties agree and acknowledge that the Membership Interest will have the financial and governance rights prescribed by the Delaware Limited Liability Company Act (the "Act"), and the

Company's Certificate of Formation and the Limited Liability Company Agreement. The Membership Interest allocated to the Contributor upon receipt by the Company of the Contribution Amount shall be determined by the Board of Managers.

                  2. Capital Call. The Contributor agrees to deliver to the Company the Contribution Amount upon the call by the Company's Board of Managers at the closing of the merger pursuant to which the Company or a wholly-owned subsidiary of the Company will merge with APGC in accordance with the terms of, and subject to the conditions set forth in, the Proposal for Acquisition in the form attached hereto as Appendix 1 , as such terms may hereafter be amended or modified by the Board of Managers of the Company.

                  3. Representations. The Contributor represents, warrants and acknowledges to the Company that:

                  (a) The Contributor understands and agrees that the Membership Interest is subject to certain restrictions set forth in the Limited Liability Company Agreement, which the Contributor agrees to be bound by;

                  (b) The Contributor is aware that (i) no registration statement relating to the Membership Interest has been filed under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state, (ii) the Membership Interest may not be transferred or resold except as permitted under applicable securities laws, including the Securities Act and such state securities laws, pursuant to registration or exemption therefrom and (iii) the Company will refuse to allow any transfer of the Membership Interest in violation of applicable securities laws, including the Securities Act or such state securities laws;

                  (c) The Contributor understands that the Company is not obligated to register the Membership Interest under the Securities Act or under any state securities laws. The Contributor further understands that the Company is not obligated to take any action, except as may be required by law, necessary to make Rule 144 under the Securities Act or any other method available for resales of the Membership Interest by the Contributor;

                  (d) The Contributor acknowledges that the Company has not prepared, and that it has not been requested by the Contributor to prepare, a comprehensive written prospectus or disclosure statement in connection with the issuance of the Membership Interest to the Contributor, covering the business, operations, management, financial condition or prospects of the Company of the nature that otherwise might be required if the sale of the Membership Interest to the Contributor were required to be registered under the Act. The Contributor further acknowledges that the Company, prior to the date hereof, has furnished the Contributor the opportunity to ask questions of and receive answers from the Company concerning the financial and business affairs of the Company and has afforded the Contributor the opportunity to verify the accuracy of all information provided or made available to the Contributor by the Company;

                  (e) The Contributor is acquiring the Membership Interest for investment, for the Contributor's own account and not with a view to the distribution thereof; and

                  (f) The Contributor understands that the foregoing representations, warranties, acknowledgments and agreements will be relied upon by the Company as a basis for exemption of the issuance of the Interest from the registration requirements of the Securities Act and any applicable state securities law.

                  4. Assignment. With the prior written approval of the Company, the Contributor's obligation to contribute cash to the Company in accordance with Section 1(b) (iii) of this Agreement may be assigned to a third party or third parties. In the absence of such prior written approval by the Company, any such assignment shall be null and void.

                  5. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Contributor and the Contributor's heirs, executors, administrators, successors, legal representatives and assigns. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns.

                  IN WITNESS WHEREOF, the Contributor has executed and delivered this Agreement, effective as of the day and year first above written.

                                   CONTRIBUTOR:

                                      /s/ Arnold D. Palmer
                                   ------------------------------
                                          Arnold D. Palmer

Accepted:

APGC HOLDINGS COMPANY, LLC

      /s/ Cindy L. Davis
--------------------------------
Cindy L. Davis
President

                                   EXHIBIT B-3

                             CONTRIBUTION AGREEMENT


                  This Contribution Agreement is made and entered into as of the 29th day of April, 1999, by and between John T. Lupton, an individual (the "Contributor"), and APGC Holdings Company, LLC, a Delaware limited liability company (the "Company").

                  The Contributor has agreed to make contributions to the capital of the Company in accordance with the terms and conditions described in this Agreement.

                  NOW, THEREFORE, for and in consideration of the premises and the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1. Subscription and Contribution. The Contributor hereby subscribes for a Membership Interest (the "Membership Interest") in the Company on the terms and conditions described herein. As consideration for the Membership Interest, the Contributor agrees to contribute:

                  (a)      $450 upon the date hereof; and

                  (b)      Upon the capital call set forth in Section 2 below:

                           (i) 509,939 shares of common stock of the Arnold Palmer Golf Company, a Tennessee corporation ("APGC");

                           (ii) any additional shares of APGC common stock or other securities to be issued to Contributor in connection with the conversion of APGC indebtedness into equity;

                           (iii)    an aggregate of $1,350,000; and

                           (iv) such additional amounts of cash up to an additional $1,650,000 as may be required in order to effectuate the merger pursuant to which the Company or a wholly-owned subsidiary of the Company will merge with APGC in accordance with the terms of, and subject to the conditions set forth in, the Proposal for Acquisition in the form attached hereto as

                                    Appendix 1 , as such terms may hereafter be amended or modified by the Board of Managers of the Company.

                  The consideration described in Section 1(b) above shall be referred to as the "Contribution Amount."

                  The parties agree and acknowledge that the Membership Interest will have the financial and governance rights prescribed by the Delaware Limited Liability Company Act (the "Act"), and the Company's Certificate of Formation and the Limited Liability Company Agreement. The Membership Interest allocated to the Contributor upon receipt by the Company of the Contribution Amount shall be determined by the Board of Managers.

                  2. Capital Call. The Contributor agrees to deliver to the Company the Contribution Amount upon the call by the Company's Board of Managers at the closing of the merger pursuant to which the Company or a wholly-owned subsidiary of the Company will merge with APGC in accordance with the terms of, and subject to the conditions set forth in, the Proposal for Acquisition in the form attached hereto as Appendix 1 , as such terms may hereafter be amended or modified by the Board of Managers of the Company.

                  3. Representations. The Contributor represents, warrants and acknowledges to the Company that:

                  (a) The Contributor understands and agrees that the Membership Interest is subject to certain restrictions set forth in the Limited Liability Company Agreement, which the Contributor agrees to be bound by;

                  (b) The Contributor is aware that (i) no registration statement relating to the Membership Interest has been filed under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state, (ii) the Membership Interest may not be transferred or resold except as permitted under applicable securities laws, including the Securities Act and such state securities laws, pursuant to registration or exemption therefrom and (iii) the Company will refuse to allow any transfer of the Membership Interest in violation of applicable securities laws, including the Securities Act or such state securities laws;

                  (c) The Contributor understands that the Company is not obligated to register the Membership Interest under the Securities Act or under any state securities laws. The Contributor further understands that the Company is not obligated to take any action, except as may be required by law, necessary to make Rule 144 under the Securities Act or any other method available for resales of the Membership Interest by the Contributor;

                  (d) The Contributor acknowledges that the Company has not prepared, and that it has not been requested by the Contributor to prepare, a comprehensive written prospectus or disclosure statement in connection with the issuance of the Membership Interest to the Contributor, covering the business, operations, management, financial condition or prospects of the Company of the nature that otherwise might be required if the sale of the Membership Interest to the Contributor were required to be registered under the Act. The Contributor further acknowledges that the Company, prior to the date hereof, has furnished the Contributor the opportunity to ask questions of and receive answers from the Company concerning the financial and business affairs of the Company and has afforded the Contributor the opportunity to verify the accuracy of all information provided or made available to the Contributor by the Company;

                  (e) The Contributor is acquiring the Membership Interest for investment, for the Contributor's own account and not with a view to the distribution thereof; and

                  (f) The Contributor understands that the foregoing representations, warranties, acknowledgments and agreements will be relied upon by the Company as a basis for exemption of the issuance of the Interest from the registration requirements of the Securities Act and any applicable state securities law.

                  4. Assignment. With the prior written approval of the Company, the Contributor's obligation to contribute cash to the Company in accordance with Section 1(b) (iii) of this Agreement may be assigned to a third party or third parties. In the absence of such prior written approval by the Company, any such assignment shall be null and void.

                  5. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Contributor and the Contributor's heirs, executors, administrators, successors, legal representatives and assigns. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns.

                  IN WITNESS WHEREOF, the Contributor has executed and delivered this Agreement, effective as of the day and year first above written.

                                              CONTRIBUTOR:

                                                   /s/ John T. Lupton
                                              ------------------------------
                                              John T. Lupton

Accepted:

APGC HOLDING COMPANY, LLC

      /s/ Cindy L. Davis
--------------------------------
Cindy L. Davis
President

                                   EXHIBIT B-4

                             CONTRIBUTION AGREEMENT


                  This Contribution Agreement is made and entered into as of the 29th day of April, 1999, by and between Arnold Palmer Enterprises, Inc. (the "Contributor"), and APGC Holdings Company, LLC, a Delaware limited liability company (the "Company").

                  The Contributor has agreed to make contributions to the capital of the Company in accordance with the terms and conditions described in this Agreement.

                  NOW, THEREFORE, for and in consideration of the premises and the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1. Subscription and Contribution. The Contributor hereby subscribes for a Membership Interest (the "Membership Interest") in the Company on the terms and conditions described herein. As consideration for the Membership Interest, the Contributor agrees to contribute:

                  (a)      Upon the capital call set forth in Section 2 below:

                                    any shares of The Arnold Palmer Golf
                                    Company, a Tennessee corporation ("APGC") or other securities issued or to be issued to Contributor in connection with the conversion of APGC indebtedness into equity; and


                  The consideration described in Section 1(b) above shall be referred to as the "Contribution Amount."

                  The parties agree and acknowledge that the Membership Interest will have the financial and governance rights prescribed by the Delaware Limited Liability Company Act (the "Act"), and the

Company's Certificate of Formation and the Limited Liability Company Agreement. The Membership Interest allocated to the Contributor upon receipt by the Company of the Contribution Amount shall be determined by the Board of Managers.

                  2. Capital Call. The Contributor agrees to deliver to the Company the Contribution Amount upon the call by the Company's Board of Managers at the closing of the merger pursuant to which the Company or a wholly-owned subsidiary of the Company will merge with APGC in accordance with the terms of, and subject to the conditions set forth in, the Proposal for Acquisition in the form attached hereto as Appendix 1 , as such terms may hereafter be amended or modified by the Board of Managers of the Company.

                  3. Representations. The Contributor represents, warrants and acknowledges to the Company that:

                  (a) The Contributor understands and agrees that the Membership Interest is subject to certain restrictions set forth in the Limited Liability Company Agreement, which the Contributor agrees to be bound by;

                  (b) The Contributor is aware that (i) no registration statement relating to the Membership Interest has been filed under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any state, (ii) the Membership Interest may not be transferred or resold except as permitted under applicable securities laws, including the Securities Act and such state securities laws, pursuant to registration or exemption therefrom and (iii) the Company will refuse to allow any transfer of the Membership Interest in violation of applicable securities laws, including the Securities Act or such state securities laws;

                  (c) The Contributor understands that the Company is not obligated to register the Membership Interest under the Securities Act or under any state securities laws. The Contributor further understands that the Company is not obligated to take any action, except as may be required by law, necessary to make Rule 144 under the Securities Act or any other method available for resales of the Membership Interest by the Contributor;

                  (d) The Contributor acknowledges that the Company has not prepared, and that it has not been requested by the Contributor to prepare, a comprehensive written prospectus or disclosure statement in connection with the issuance of the Membership Interest to the Contributor, covering the business, operations, management, financial condition or prospects of the Company of the nature that otherwise might be required if the sale of the Membership Interest to the Contributor were required to be registered under the Act. The Contributor further acknowledges that the Company, prior to the date hereof, has furnished the Contributor the opportunity to ask questions of and receive answers from the Company concerning the financial and business affairs of the Company and has afforded the Contributor the opportunity to verify the accuracy of all information provided or made available to the Contributor by the Company;

                  (e) The Contributor is acquiring the Membership Interest for investment, for the Contributor's own account and not with a view to the distribution thereof; and

                  (f) The Contributor understands that the foregoing representations, warranties, acknowledgments and agreements will be relied upon by the Company as a basis for exemption of the issuance of the Interest from the registration requirements of the Securities Act and any applicable state securities law.

                  4. Assignment. With the prior written approval of the Company, the Contributor's obligation to contribute cash to the Company in accordance with Section 1(b) (iii) of this Agreement may be assigned to a third party or third parties. In the absence of such prior written approval by the Company, any such assignment shall be null and void.

                  5. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Contributor and the Contributor's heirs, executors, administrators, successors, legal representatives and assigns. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns.

                  IN WITNESS WHEREOF, the Contributor has executed and delivered this Agreement, effective as of the day and year first above written.

                                   CONTRIBUTOR:

                                   ARNOLD PALMER ENTERPRISES, INC.

                                   By:    /s/ Alastair J. Johnston
                                      ------------------------------
                                          Alastair J. Johnston

Accepted:

APGC HOLDINGS COMPANY, LLC

      /s/ Cindy L. Davis
--------------------------------
Cindy L. Davis
President

                                    EXHIBIT C

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY


                  The undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D, executed in accordance with and pursuant to the power of attorney set forth below or otherwise, is filed on behalf of each of us executing such documents, by power of attorney or otherwise, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned by a single joint filing pursuant to Paragraph (f) of Rule 13d-1 of the Securities Exchange Act of 1934 (the "Exchange Act").

                  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.

                  Each person whose signature appears below hereby constitutes and appoints JOEL W. RICHARDSON, JR. his true and lawful attorney-in-fact and agent, for him and in name, place and stead, in any and all capacities, to sign any and all filings on Schedule 13D under the Exchange Act, and any amendment thereto, relating to the securities of THE ARNOLD PALMER GOLF COMPANY and to file the same with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof in connection with such filings.

                  This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement and Power of Attorney to be duly executed and delivered as of the 10th day of May, 1999.

                                APGC HOLDINGS COMPANY, LLC

                                By:    /s/ Cindy L. Davis
                                    --------------------------------------
                                Title:   President & CEO
                                      ------------------------------------

                                       /s/ John T. Lupton
                                ------------------------------------------
                                John T. Lupton


                                ARNOLD PALMER ENTERPRISES, INC.

                                By: /s/ Alastair J. Johnston
                                    --------------------------------------
                                Title: Chief Operating Officer
                                      ------------------------------------
                                       /s/ Cindy L. Davis
                                ------------------------------------------
                                Cindy L. Davis

                                       /s/ Arnold D. Palmer
                                ------------------------------------------
                                Arnold D. Palmer